UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-15811

MARKEL CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

MARKEL CORPORATION
4521 Highwoods Parkway
Glen Allen, Virginia 23060
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Markel Corporation

To the Plan Participants and Plan Administrator
Markel Corporation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of assets available for benefits of the Markel Corporation Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2019 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1986.

Richmond, Virginia
June 19, 2020

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018
Investments, at fair value:
Mutual funds	$512,893,753	$378,686,468
Markel Corporation common stock	155,387,265	150,596,724
Total investments	668,281,018	529,283,192
Notes receivable from participants	6,634,845	5,544,403
Assets available for benefits	$674,915,863	$534,827,595

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Assets Available for Benefits

Years Ended December 31, 2019 and 2018

	2019	2018
Additions to assets attributed to:
Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	$85,418,860	$(63,577,101)
Interest and dividends	24,999,235	25,728,594
Total net investment income (loss)	110,418,095	(37,848,507)
Contributions:
Employer	19,414,479	16,601,829
Participant	22,421,953	19,197,197
Rollover	5,982,916	3,840,615
Total contributions	47,819,348	39,639,641
Interest income on notes receivable from participants	327,866	243,760
Total additions	158,565,309	2,034,894
Deductions from assets attributed to participant distributions and withdrawals	(58,474,340)	(55,825,147)
Net increase (decrease) prior to transfer in	100,090,969	(53,790,253)
Assets transferred in	39,997,299	16,195,411
Net increase (decrease)	140,088,268	(37,594,842)
Assets available for benefits:
Beginning of year	534,827,595	572,422,437
End of year	$674,915,863	$534,827,595

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

a)Basis of Presentation. The accompanying financial statements, which present the assets of the Markel Corporation Retirement Savings Plan (the Plan) and changes in those assets, have been prepared in conformity with United States (U.S.) generally accepted accounting principles (GAAP). The Plan is administered by an administrative committee, appointed by Markel Corporation (the Plan Administrator).

b)Use of Estimates. The preparation of financial statements in accordance with U.S. GAAP may require the Plan Administrator to make estimates and assumptions. Actual results may differ from the estimates and assumptions used in preparing the financial statements.

c)Investments. The Plan's investments are held by a trustee-administered trust fund and are stated at fair value. Investments in shares of mutual funds are valued according to the quoted net asset values of the funds based on the fair values of the underlying assets and liabilities thereof. The fair value of Markel Corporation common stock is based upon the quoted market price of the stock as of the end of each year.

The change in the fair value of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the Statements of Changes in Assets Available for Benefits as net appreciation or depreciation in fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis.

d)Notes Receivable from Participants. Notes receivable from participants represent loans to participants made against their vested balances as permitted by the Plan. Notes receivable from participants are valued at the principal amount outstanding plus any accrued but unpaid interest.

e)Income Taxes. The Plan is in receipt of a favorable determination letter from the Internal Revenue Service (IRS) dated February 22, 2016. The IRS has determined that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, therefore, the trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

With the exception of contributions that are designated as Roth deferrals, participants have not been taxed on their salary reduction contributions, or investment earnings related to these contributions, when received by the trustee under the Plan. Ordinarily, participants are subject to tax on these amounts when they receive distributions or make withdrawals from the Plan. Roth deferrals represent after-tax contributions to the Plan. Ordinarily, participants are not subject to tax on Roth distributions.

U.S. GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 and 2018 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no such audits in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2015.

f)Payment of Benefits. Plan benefits and withdrawals are recorded when paid.

g)Risks and Uncertainties. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits. See note 6.

2. Summary of Significant Provisions of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a)General. The Plan is a defined contribution plan covering eligible employees of Markel Corporation and its participating subsidiaries (the Company). Employees of the Company, age 18 or older, are eligible for participation in the Plan upon date of employment, with matching Company contributions commencing after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). An administrative committee, appointed by the Plan Administrator, is responsible for administering the Plan and overseeing the Plan record keeper who carries out the day-to-day operations of the Plan. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company (the Trustee), with administrative services provided by a division of Fidelity Investments Institutional Operations Company, Inc.

b)Asset Transfers. On January 2, 2019, the State National Companies 401(k) Profit Sharing Plan and Trust was merged into the Plan and $39,997,299 in assets were transferred to the Plan. The majority of the assets transferred to the Plan were deemed fully vested as of the transfer date; however, certain matching contributions will vest over a two year period. On January 1, 2018, the SureTec 401(k) Plan was merged into the Plan and $16,195,411 in assets were transferred to the Plan, all of which were deemed fully vested as of the transfer date.

c)Contributions. The Company currently contributes to the Plan each year, subject to service requirements, an amount equal to 6% of each participant's eligible compensation. The Company also currently contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of compensation contributed by a participant, not to exceed 3% of the participant's eligible compensation for any such year. Participants may contribute, in whole percentage increments, up to 50% of their annual compensation on a pre-tax basis up to a limit of $19,000 in 2019 and $18,500 in 2018. In addition, participants that reach age 50 before the close of the plan year can elect to make a "catch-up contribution" to the Plan for the plan year. The amount of the catch-up contribution was limited to $6,000 in 2019 and 2018. One-third of the employer's contributions currently are allocated to the Company stock fund; however, once the funds are invested in the Company stock fund, participants have the ability to redirect these funds at their discretion. The allocation of participant contributions and the remaining two-thirds of the employer contributions to the various funds is based upon the individual participant's election. Participants may designate all or some of their contributions, including catch-up contributions, as Roth deferrals, which represent after-tax contributions to the Plan.

Newly hired employees are automatically enrolled in the Plan at a contribution rate of 4% of compensation. Employees are also subject to a 1% annual increase in these contributions, up to a maximum contribution rate of 10%. Employees receive notice regarding these deemed elections before the automatic contributions begin and may opt out of the automatic contributions by either electing a different contribution percentage or electing not to contribute. Once a year, all active and eligible participants with a 0% deferral election are automatically enrolled at a new contribution rate of 4% of compensation, provided they have not made a 0% deferral election within the preceding 6 months. If the employee does not direct their contributions, amounts will be invested in a Fidelity Freedom K Fund based on the employee's age and deemed target retirement date.

Rollover contributions, as shown in the accompanying Statements of Changes in Assets Available for Benefits, represent participant account balances rolled over into the Plan from other qualified plans.

d)Participant Accounts. Each participant's account is credited with both the participant's and the Company's contributions to the Plan and earnings thereon. The posting of earnings is made on a daily basis.

e)Vesting and Plan Termination. Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company's contributions plus earnings thereon is based on years of service as follows:

Years of Vesting Service	Vested Percentage
Less than two years of service	0%
Two years of service	20%
Three years of service	50%
Four or more years of service	100%

In accordance with the provisions of the Plan, any portion of the Company's contributions that have not vested at the time of a participant's withdrawal will be forfeited by the participant and applied to reduce future Company contributions or pay administrative costs of the Plan. For the years ended December 31, 2019 and 2018, forfeited amounts totaled $602,099 and $2,287,180, respectively. Forfeitures of $1,542,253 and $1,443,042 were used to reduce employer contributions in 2019 and 2018, respectively. Unused forfeitures were $82,816 at December 31, 2019, which will be utilized to reduce employer contributions in 2020.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their respective portion of the Company's contributions plus earnings thereon.

f)Payment of Benefits. The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement, as defined by the Plan document. Benefit payments for the value of the participant's vested account are generally made in a lump sum. Participants may apply to withdraw all or part of their vested balance subject to specific hardship and in-service withdrawal provisions of the Plan.

g)Participant Loans. Plan participants may apply to the administrative committee for loans from their vested account balances, subject to terms, conditions, procedures and rules established by the committee. Under the terms of the Plan, participants generally may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested value of the participant's account. Loans bear interest at a market rate in effect at the time of the loan and are repayable in accordance with terms established by the Plan. Loans not repaid within the timeframe specified by the administrative committee are considered to be in default and treated as a distribution to the participant.

h)Investment Options. Participants in the Plan are able to direct into which fund contributions are invested as discussed in note 2(c). The Plan offers 21 investment fund options - Markel Corporation common stock and 20 mutual funds. Participants are allowed to change investment options daily, except for the Company stock fund for which participants may change investment options on a real-time basis.

3. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the assets or liabilities fall within different levels of the hierarchy, the classification is based on the lowest level input that is significant to the fair value measurement of the asset or liability.

Classification of assets and liabilities within the hierarchy considers the markets in which the assets and liabilities are traded and the reliability and transparency of the assumptions used to determine fair value. The hierarchy requires the use of observable market data when available. The levels of the hierarchy are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3 - Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

In accordance with ASC 820, the Plan determines fair value based on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The following section describes the valuation methodologies used by the Plan to measure assets at fair value, including an indication of the level within the fair value hierarchy in which each asset is generally classified.

Mutual funds. All of the mutual funds are registered with the Securities and Exchange Commission. These mutual funds publish their daily net asset value and transact at that price on the open market. Mutual funds are recorded at the quoted net asset values of shares held by the Plan at year end. The mutual funds held by the Plan are deemed to be actively traded and categorized as Level 1.

Markel Corporation common stock. Markel Corporation common stock is recorded at the closing price of shares held by the Plan on the New York Stock Exchange at year end. This stock is categorized as Level 1.

There were no assets classified as Level 2 or Level 3 at both December 31, 2019 and 2018. There were no transfers into or out of Level 1 and Level 2 during 2019 or 2018.

4. Expenses

Substantially all of the administrative expenses of the Plan are paid by the Company to the Trustee. Expenses incurred by the Company totaled $45,100 and $37,500 for the years ended December 31, 2019 and 2018, respectively. Investment management fees are paid by each mutual fund under the Plan and are included in net appreciation (depreciation) in fair value of investments in the Statements of Changes in Assets Available for Benefits.

5. Related Party Transactions

As of December 31, 2019, the Plan owned 135,924 shares of Markel Corporation common stock, which had a cost basis of $72,277,983 and a fair value of $155,387,265. During 2019, 11,576 shares of Markel Corporation common stock were purchased at a total cost of $12,549,358 and 20,725 shares, with a cost basis of $9,825,068, were sold for $22,359,016.

As of December 31, 2018, the Plan owned 145,073 shares of Markel Corporation common stock, which had a cost basis of $69,553,693 and a fair value of $150,596,724. During 2018, 12,038 shares of Markel Corporation common stock were purchased at a total cost of $13,585,288 and 22,817 shares, with a cost basis of $10,172,614, were sold for $26,124,380.

Certain Plan investments are shares of mutual funds with Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, who is a party-in-interest.

Loans to Plan participants, which are considered parties-in-interest, were granted throughout 2019 and 2018 as part of normal Plan operations.

6. Subsequent Events

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted and signed into law in response to COVID-19, a novel coronavirus outbreak, which was declared a pandemic by the World Health Organization on March 11, 2020. Certain provisions of the CARES Act, which are effective immediately, provide relief for participants of defined contribution plans and include:

•	the suspension of required minimum distributions, which represent distributions required to be taken each year for participants over a certain age, for 2020;

•	the waiver of penalties for early distributions if the participant meets certain requirements;

•	the option for participants to delay the repayment of existing loans until 2021; and

•	the increase of the maximum loan amount from the lesser of $50,000 or 50% of the vested value of the participant's account to $100,000 or 100%, respectively.

The Plan Administrator expects to amend the Plan effective March 27, 2020 to adopt these provisions of the CARES Act.

The COVID-19 pandemic has adversely impacted global economic activity and caused increased volatility of capital markets. As a result, the fair value of certain of the Plan's investments has decreased significantly since December 31, 2019. The impact of the COVID-19 pandemic continues to evolve as of the date of this report.

Supplemental Schedule

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2019

Participant Contributions Transferred Late to the Plan		Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51	Lost Earnings
		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$165,620	(1)	$—	$—	$—	$165,620	$211
$210,512	(2)	$—	$—	$—	$210,512	$337

(1)	The amount relates to 2019 participant contributions for which lost earnings were corrected in 2020.

(2)	The amount relates to 2018 participant contributions for which lost earnings were corrected in 2019.

See accompanying report of independent registered public accounting firm.

Supplemental Schedule

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2019

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Number of Shares or Units, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Markel Corporation*	135,924 shares of Markel Corporation common stock, cost of $72,277,983	$155,387,265

Mutual Funds:
Fidelity Investments*	4,261,901 shares of Fidelity Freedom 2030 Fund - Class K6	75,733,974
Fidelity Investments*	5,448,242 shares of Fidelity Freedom 2040 Fund - Class K6	57,478,952
Fidelity Investments*	3,199,067 shares of Fidelity Freedom 2020 Fund - Class K6	51,664,934
Fidelity Investments*	3,483,214 shares of Fidelity Contrafund - Class K6	50,367,277
Fidelity Investments*	341,104 shares of Fidelity 500 Index Fund - Premium Class	38,210,452
Fidelity Investments*	2,603,939 shares of Fidelity U.S. Bond Index Fund - Institutional Class	31,012,910
Fidelity Investments*	2,527,648 shares of Fidelity Freedom 2050 Fund - Class K6	30,533,990
Fidelity Investments*	1,160,385 shares of Fidelity Puritan Fund - Class K	26,375,550
Fidelity Investments*	2,366,225 shares of Fidelity Magellan Fund - Class K	24,088,167
Fidelity Investments*	23,053,074 shares of Fidelity Government Money Market Fund	23,053,074
Fidelity Investments*	323,608 shares of Fidelity Equity-Income Fund - Class K	19,591,226
Fidelity Investments*	372,233 shares of Fidelity Overseas Fund - Class K	19,225,833
Fidelity Investments*	250,454 shares of Fidelity Extended Market Index Fund - Premium Class	16,302,076
Fidelity Investments*	542,281 shares of Fidelity Stock Selector Small Cap Fund	13,828,154
Fidelity Investments*	239,093 shares of Fidelity Stock Selector All Cap Fund - Class K	11,474,079
Fidelity Investments*	587,419 shares of Fidelity Freedom 2010 Fund - Class K6	9,128,497
Fidelity Investments*	157,546 shares of Fidelity International Index Fund - Premium Class	6,768,184
Fidelity Investments*	24,449 shares of Sequoia Fund	3,845,048
Fidelity Investments*	249,777 shares of Fidelity Freedom Income Fund - Class K6	2,919,891
Fidelity Investments*	103,984 shares of Fidelity Freedom 2060 Fund - Class K6	1,291,485
	Total mutual funds	512,893,753

Participant loans*	$6,634,845 in notes receivable from participants with interest rates ranging from 4.25% to 6.50% and maturities ranging from one month to 19 years	6,634,845
	Total assets	$674,915,863

*Party-in-interest

See accompanying report of independent registered public accounting firm.

Exhibit Index

Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

By:	/s/ Susan L. Davies
Susan L. Davies
Administrative Committee Member
Date: June 19, 2020